SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                          Commission File Number 1-9224

                           NOTIFICATION OF LATE FILING

(Check One): __  Form 10-KSB __Form 11-K __ Form 20-F X Form 10-Q __ Form N-SAR
                                                     ---
         For Period Ended:           March 31, 2003
                           ---------------------------------------
___  Transition Report on Form 10-K
___  Transition Report on Form 20-F
___  Transition Report on Form 11-K
___  Transition Report on Form 10-Q
___  Transition Report on Form N-SAR
         For the Transition Period Ended:
                                           -------------------------------

  Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                     PART 1
                              REGISTRANT INFORMTION

Full name of registrant:  CNE Group, Inc.
                         ----------------
Former name if applicable: CareerEngine Network, Inc.
                           --------------------------

Address of principal executive office (street and number): 200 West 57th Street,
                                                           ---------------------
Suite 507 _ City, state and zip code: New York, NY 10019
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                                     PART 11
                             RULE 12b-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or a portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25c has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-KSB, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attached extra sheets if needed.)

     The Company requires additional time to prepare and file its Quarterly Report on Form 10-Q for the three-month periods ended March 31, 2003 and 2002 (the "2003 Form 10-Q"). The Company filed a Form 8-K on May 6, 2003 relating to the completion of significant acquisitions and related debt financing. These transactions shall be a significant subsequent event within the 2003 Form 10-Q. The Company's senior management and those responsible for preparing and reviewing the 2003 Form 10-Q have been diverted from devoting the necessary and appropriate attention to the completion of this filing, including the Company's financial statements, by their required involvement in, and preoccupation with, the aformentioned transactions. The Company expects to file its 2003 Form 10-Q no later than May 20, 2003, the fifth day following the prescribed due date.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

     Anthony S. Conigliaro             212                    977-2200
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           (Name)                  (Area Code)            (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the proceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                     [X]   Yes       ___ No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                     [X]   Yes       ___ No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     We reasonably expect the Net Loss for the three-month period ended March 31, 2003 to be approximately $245,000 as compared to the Net Income of $3,506,354 for the three-month period ended March 31, 2002. The reason for the difference between the Net Loss for the three-month period ended March 31, 2003 as compared to the Net Loss for the three-month period ended March 31, 2002 can be primarily attributed to Income from Discontinued Operations of $3,712,884 which was due primarily to a gain recognized on the extinguishment of debt in January 2002.


                                 CNE Group, Inc.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  May 14, 2003                By:/s/ Anthony S. Conigliaro
       ------------                   -----------------------------------
                                      Anthony S. Conigliaro
                                      Vice President and Chief Financial Officer

     INSTRUCTIONS: This form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule G-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulations S-T.